UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 1 October 2024 entitled ‘Total voting rights and issued capital’.
99.2Stock Exchange announcement dated 1 October 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.3Stock Exchange announcement dated 2 October 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.4Media release dated 3 October 2024 entitled ‘Rio Tinto completes acquisition of Mitsubishi's 11.65%
stake in the Boyne aluminium smelter’.
99.5Stock Exchange announcement dated 10 October 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.6Stock Exchange announcement dated 10 October 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.7Stock Exchange announcement dated 10 October 2024 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.8Stock Exchange announcement dated 16 October 2024 entitled ‘Appendix 3Y – Change of Director’s
Interest Notice’.
99.9Stock Exchange announcement dated 16 October 2024 entitled ‘Block Listing’.
99.10Stock Exchange announcement dated 21 October 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.11Stock Exchange announcement dated 24 October 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.12Stock Exchange announcement dated 24 October 2024 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.13Stock Exchange announcement dated 24 October 2024 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 November 2024	Date	1 November 2024